Benjamin Securities, Inc.

3 West Garden Street, Suite 407

Pensacola, FL 32502

January 31, 2025

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	SiSi Cheng

Andrew Blume

Bradley Ecker

Jennifer Angelini

Re:	Huachen AI Parking Management Technology Holding Co., Ltd Registration Statement on Form F-1, as amended (File No. 333-281543) Request for Acceleration of Effectiveness

Dear Mr. Ecker:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Benjamin Securities, Inc., as representative of the underwriters of the offering, hereby joins the request of Huachen AI Parking Management Technology Holding Co., Ltd that the effective date of the above-referenced Registration Statement on Form F-1 be accelerated so that it may become effective at 4:30 p.m., Eastern Time, on February 4, 2025, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies, as well as “e-red” copies of the preliminary prospectus, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Best Regards,

BENJAMIN SECURITIES, INC.

By:	/s/ William T. Baker
Name:	William T. Baker
Title:	Chief Executive Officer